Filed by: New Laser Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Registration Statement No. 333-201839
Subject Company: Monster Beverage Corporation (File No. 000-18761)

Hilton H. Schlosberg Vice Chairman & President	1 MONSTER WAY CORONA, CA 92879 PHONE: 951/739-6200 FAX: 951/739-6210

May 11, 2015

To our shareholders:

        As previously reported, we have entered into definitive agreements providing for a long-term strategic relationship in the global energy drink category with The Coca-Cola Company.

        In connection with these transactions, we will engage in a holding company reorganization in which Monster Beverage Corporation will become a wholly owned subsidiary of a new holding company, New Laser Corporation, and each of our common shares will be converted into one common share of the new holding company, which following the reorganization will be renamed Monster Beverage Corporation. The new common shares will have identical rights as the existing common shares and will be listed on The Nasdaq Global Select Market and trade under our existing "MNST" ticker symbol.

        Immediately following the reorganization, we will consummate the transactions with The Coca-Cola Company. As described in the enclosed prospectus, The Coca-Cola Company will acquire newly issued common shares of our new holding company, representing approximately 16.7% of the total number of outstanding common shares after giving effect to such issuance.

        The enclosed prospectus relates to the common shares into which our existing common shares will be converted, and describes the reorganization and the transactions in greater detail. We are sending the prospectus to all of our shareholders of record on April 30, 2015, as well as the related beneficial owners.

        No shareholder vote is required in connection with the reorganization or the transactions, and you are not required to take any action relating to your existing shares.

        The transactions are subject to satisfaction of a number of conditions precedent, and no assurance can be given as to the satisfaction of such conditions.

Sincerely yours,
Hilton H. Schlosberg Vice Chairman and President

        New Laser Corporation has filed a registration statement (including the enclosed prospectus) (Registration No. 333-201839) with the SEC for the reorganization to which this communication relates. Before the reorganization, you should read the prospectus and the other documents Monster Beverage Corporation and New Laser Corporation have filed with the SEC for important information about the reorganization and New Laser Corporation. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you an additional copy of the prospectus and the other documents relating to the proposed reorganization free of charge if you request them by calling (951) 739-6200.